EXHIBIT 99.1

Highlander Silver Welcomed by President Keiko Fujimori of Peru

TORONTO, Oct. 13, 2026 (GLOBE NEWSWIRE) -- Highlander Silver Corp. (TSX, NYSE American: HSLV) (“Highlander Silver” or the “Company”) is pleased to report on a recent meeting with President Keiko Fujimori and Minister of Energy and Mines Guillermo Shinno Huamaní in Lima.

Daniel Earle, President & CEO of Highlander Silver, commented:

“Highlander Silver was deeply honoured to be welcomed by President Fujimori and Minister Shinno to the Palacio de Gobierno in Lima last week. We presented our vision for the responsible development of the Corani Silver Project and its potential to lay the foundation for sustainable economic development in the region. Central to that vision is sharing project-built road, power and communications infrastructure with local communities, alongside providing preferential access to jobs and business opportunities.”

Figure 1

Figure 1: Highlander Silver executives meet with President Keiko Fujimori and Minister of Energy and Mines Guillermo Shinno in Lima on October 6, 2026 (Photo: Government of Peru).

On behalf of Highlander Silver

“Daniel Earle”
President and CEO

Information contact

Arun Lamba, Vice President Corporate Development
alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is a high-quality silver-growth company developing a portfolio of advanced-stage assets in Peru which includes the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest-grade projects globally in both gold and silver categories, and the Corani silver project, the largest silver deposit in development globally.1 The Company also operates the Mercedes gold-silver mine in Mexico. Highlander Silver's major shareholders include the Augusta Group, Lundin family, and Eric Sprott.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to: statements regarding the sharing project-built road, power and communications infrastructure with local communities, alongside providing preferential access to jobs and business opportunities. Such forward looking information or statements can be identified by the use of words such as “anticipates”, “expects”, “intends”, “believes”, “plans”, “may”, “subject to” or “underway” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, including: assumptions with regard to development of Corani; the ability to secure adequate financing; the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of precious and base metals; accident, labour disputes and other risks of the mining industry; delays in obtaining governmental or stock exchange approvals or financing; and risks related to the facility with Natixis CIB, including that definitive documentation may not be completed on the terms contemplated or at all, ongoing due diligence may not be completed to the satisfaction of Natixis CIB, conditions precedent may not be satisfied, the cost overrun facility may not be established on acceptable terms or at all, closing or drawdowns under the facility may be delayed or may not occur, interest rates may change, or project costs may increase, or the development of the Corani Silver Project may be delayed, cost more than anticipated or be adversely affected by technical, environmental, social, permitting, construction or other development risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

1 S&P Global rankings including the Corani silver project and San Luis gold-silver project.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/d098f97b-ea1b-4a19-a33b-c7f88852e4d4